SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-24773

PINNACLE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

301 North Cattlemen Road, Suite 300
Sarasota, FL 34232
Tel.: (941) 364-8886

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Series C Preferred Stock Purchase Rights
5 1/2% Convertible Subordinated Notes due 2007
10% Senior Discount Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☒

Approximate number of holders of record as of the certification or notice date:

Common Stock : 120

Series C Preferred Stock Purchase Rights : 0

5 1/2% Convertible Subordinated Notes due 2007 : 0

10% Senior Discount Notes due 2008 : 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Pinnacle Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PINNACLE HOLDINGS INC.

By: /s/ Steven R. Day

Date: November 1, 2002	Steven R. Day President

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